UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - October 2017

Mumbai, November 3, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for October 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT 2016	OCT 2017	OCT 2016	OCT 2017	OCT 2016	OCT 2017
Micro	NANO	720	74	726	57	83	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	13635	10988	13757	11274	185	72
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	1014	3760	1006	3617	151	31
UV2	SAFARI, SUMO GRANDE, MOVUS	777	550	822	486	25	14
UV3	ARIA, HEXA	0	1408	0	1041	0	12
V1	VENTURE	0	0	22	-3	0	0
V2	ACE MAGIC, MAGIC IRIS	422	575	1409	1842	36	49
N1- A1	ACE, ACE EX, ACE Zip	8580	10106	8368	8413	1643	1112
N1- A2	Super ACE, TATA207, XENON, Winger DV	4635	5921	3884	5604	1621	631
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	244	145	104	117	2	1
M2- A2	Winger 14 seats, SFC407, CityRide	101	269	159	131	26	25
N2- A1	SFC407, LPT407	1002	1154	1669	1654	205	259
N2- A2	SFC709, LPT709	1374	1186	337	368	157	157
N2- A3	LPT9109	891	588	536	653	263	148
N2- A4	LPT1109	439	645	962	1085	191	199
M3- A2	LP709, SFC410, LP410	357	284	642	498	146	227
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	273	166	383	302	121	74
M3- C2	LPO1512, LPO1612, Starbus, Divo	894	444	1187	356	217	280
N3- A1	LPT1613, LPK1616, SK1613	2865	2434	1940	1363	840	773
N3- B1(a)	LPT2518, LPK2518	2460	2259	3215	2422	386	189
N3- B1(b)	LPT3118	2225	4957	2885	4595	3	2
N3- B2(b)	LPS3518. LPS3015, LPS3516	754	400	652	375	27	28
N3-B2(d)	LPS4018, LPS4023	839	1302	1751	1221	4	28
N3- B2(e)	LPS4928	176	1432	64	1415	1	0

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.